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                                                                    EXHIBIT 99.8

Notice to MCN/MichCon 401(k) Participants:

     In regard to the choice of electing to receive cash or shares of DTE Energy common stock in exchange for MCN Energy Group common stock upon completion of the merger, participants in the MCN/MichCon 401(k) plans were initially informed that they would be able to make the same conversion choice as other shareholders of MCN stock. Specifically, subject to the terms of the merger agreement, each of you would have had the opportunity to elect the cash or share conversion option, for the shares allocated to your account, subject to allocation and proration, to achieve the aggregate required 55% cash/45% stock conversion ratio.

     In the months that have passed, it was determined that NO MATTER WHICH CONVERSION CHOICE IS MADE FOR SHARES OF MCN COMMON STOCK HELD IN THE 401(K) PLANS, THERE WILL BE NO EFFECT ON THE TAX BASIS OF YOUR EMPLOYER STOCK IN THE PLAN. Therefore, you will no longer be required to make the MCN stock conversion decision.

     Instead, the cash/stock decision will be made on behalf of all plan participants by an independent fiduciary who has been retained by MCN's Master Trust. The independent fiduciary will direct the trustee of the 401(k) plans to elect the conversion option that, in its judgment, will result in the highest aggregate value to holders of all such shares, based on the price per share for DTE stock at the time of conversion.

     Under the original proposal, you would have been required to make this stock conversion choice without knowing the latest market prices for DTE stock. Unless DTE's stock price is less than about $33.50 on the date of conversion, it is likely that the independent fiduciary will determine it is in the best interest of plan participants to receive DTE shares rather than cash in exchange for the MCN shares held by the 401(k) plans, and will direct the trustee accordingly.

     Any DTE shares received by the plans will be retained by the plans and any cash received in exchange for MCN shares will be reinvested in shares of DTE Energy common stock as soon as practicable.

     Currently, MCN and MichCon plan participants have MCN shares in two funds: the restricted and unrestricted funds. Participants are generally free to transfer funds into and out of the unrestricted fund at any time. The Citizens Gas 401(k) plan has only unrestricted MCN stock.

     The merger will not change the investment choices under the 401(k) plans, except for the fact that, after the merger, the employer stock funds will hold DTE rather than MCN stock. Existing restrictions on transferring employer stock are being retained. Specifically, your DTE stock holdings in the restricted employer stock fund will continue to be subject to the same restrictions as prior to the merger. Generally, no transfers out of that fund are permitted. Your stock holdings in the unrestricted employer stock fund will be freely transferable in and out of the unrestricted employer stock fund after the merger, just as your shares held in the unrestricted fund were freely transferable prior to the merger, subject to the normal insider trading policies.

     MCN management believes that putting the 401(k) stock conversion election decision in the hands of an independent fiduciary that has the most current information available when it makes its decision will be beneficial to 401(k) plan participants.

     As an added note, for any shares you might hold outside the plans, please be certain to make your stock/cash election after you receive the election materials in accordance with the instructions accompanying such materials. Failure to return election forms by the deadline (which is currently 9:00 a.m., New York City time, on the closing date of the Merger (which closing date will be publicly announced by DTE at least five trading days prior to such date)) will result in those shares being treated as no-election shares.